082-01252

SUPPL

NESTLÉ S.A.



06016561

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

31 August 2006
SG/BDA/cs

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company") :

♦ Copy of 3 management transactions as published today on the SWX Swiss Exchange Internet Site.

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone : +41 21 924 2343, mailto: bernard.daniel@nestle.com) should you have any questions.

Yours sincerely,

Bernard DANIEL
Secretary General

Encl.

SWX Swiss Exchange - Annonces publiées relatives aux transactions du management



SWX SWISS EXCHANGE

SUR NOUS   SWX GROUP   COLLABORATEURS   ÉVÉNEMET

PARTICIPANTS   ÉMETTEURS   INVESTISSEURS

HOME   NÉGOCE BOURSIER   CLEARING & SETTLEMENT   DONNÉES DU MARCHÉ   INFORMATIONS

Admission

HOME   Cotation
Admission au négoce
Maintien de la cotation
Segments
Transactions sur le marché des capitaux
Devoirs d'annonce
Publicité événementielle
Etablissement des comptes
Publicité des participations
Corporate Governance
Transactions du management
Origine
Fondement juridique
Reporting Engine
Annonces publiées
Privacy Statement
Contact
Contact
Conseillers
Organisation de l'Admission
Réglementation
Sanctions
Tarif
virt-x
Contact

Annonces publiées relatives aux transactions du management

Les informations relatives aux transactions du management détaillées ci-dessous ont été adressées à la SWX Swiss Exchange par les émetteurs cotés. La SWX décline toute responsabilité quant à l'exhaustivité, l'exactitude ou l'actualité de ces données. Veuillez lire notre disclaimer.

Les sociétés dont les titres sont admis au négoce sur le "Segment SWX Compatible UE" doivent s'acquitter des obligations prévues dans le cadre du maintien de la cotation à l'art. 23 du Règlement complémentaire de cotation au segment "Compatible UE" de la SWX. C'est pourquoi il est possible qu'elles n'annoncent pas les transactions du management selon l'art. 74a RC mais selon le droit européen mis en oeuvre dans un Etat-membre de l'UE. Dans ce dernier cas, les transactions effectuées par le management n'apparaissent pas sur ce site Internet.

Transactions du [août 2006 ▶] au [août 2006 ▶]

Emetteur: [nestle]   ☐ Annonces corrigées inclues

Rechercher et trier: [par date]   [par émetteur]   [par montant 321]   [par montant 123]

Nombre d'annonces trouvées: **5**
Sélectionner un mois: août 2006

Emetteur	**Nestlé AG**
Date de la transaction	**30.08.2006** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Aliénation de 2'800 titres** pour un montant total de **CHF 1'190'000.00** (soit CHF 425.00 / titre)
Catégorie du titre	Autres
ISIN	CH0012056047
Conditions du produit	Exercice de Management Stock Options

RECEIVED
2006 SEP -6 P 1:16
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SWX Swiss Exchange - Annonces publiées relatives aux transactions du management

Emetteur	**Nestlé AG**
Date de la transaction	**30.08.2006** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Aliénation de 2'600 titres** pour un montant total de **CHF 1'105'000.00** (soit CHF 425.00 / titre)
Catégorie du titre	Autres
ISIN	CH0012056047
Conditions du produit	Exercice de Management Stock Options

Emetteur	**Nestlé AG**
Date de la transaction	**30.08.2006** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Aliénation de 2'500 titres** pour un montant total de **CHF 1'062'500.00** (soit CHF 425.00 / titre)
Catégorie du titre	Autres
ISIN	CH0012056047
Conditions du produit	Exercice de Management Stock Options

Emetteur	**Nestlé AG**
Date de la transaction	**24.08.2006** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Aliénation de 2'130 titres** pour un montant total de **CHF 886'612.50** (soit CHF 416.25 / titre)
Catégorie du titre	Autres
ISIN	CH0012056047
Conditions du produit	Exercice de Management Stock Options

Emetteur	**Nestlé AG**
Date de la transaction	**24.08.2006** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Aliénation de 2'000 titres** pour un montant total de **CHF 832'500.00** (soit CHF 416.25 / titre)
Catégorie du titre	Autres
ISIN	CH0012056047
Conditions du produit	Exercice de Management Stock Options